UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-38768

MDJM LTD

Fernie Castle, Letham

Cupar, Fife, KY15 7RU

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Resignation of Mr. Yuan Gong

On November 2, 2025, Mr. Yuan Gong (“Mr. Gong”) notified MDJM LTD (the “Company”) of his resignation as a director of the Company. Mr. Gong has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. Mr. Gong’s resignation became effective on November 4, 2025.

Appointment of Mr. Bo Wang as Director

To fill in the vacancy created by the resignation of Mr. Gong, on November 4, 2025, the Nominating and Corporate Governance Committee (the “Nominating Committee”) of the board of directors (the “Board”) of the Company recommended, and the Board appointed, Mr. Bo Wang (“Mr. Wang”) to serve as a director of the Company, effective November 4, 2025. The Board has determined that Mr. Wang qualifies as an independent director of the Company.

Mr. Wang, age 54, has over 20 years of business and managerial experience in the educational service industry. Mr. Wang founded Spark Learning Limited in July 2013 and has since served as its director. The company offers continuing professional development training, educational consultancy, and educational collaboration and exchange programs between the United Kingdom and China. From April 2006 to May 2012, Mr. Wang served as the head of iNet (International Networking for Educational Transformation) China of Specialist Schools and Academies Trust, a UK-based educational organization. From May 2003 to March 2006, Mr. Wang served as the vice president of Sunwah Education Foundation, a Hong Kong based education philanthropy organization. Mr. Wang received his Bachelor’s degree in accounting from Beijing Institute of Business (now known as: Beijing Technology and Business University) in 1993.

There are no family relationships between Mr. Wang and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Wang and any other person pursuant to which he was appointed as a director.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 5, 2025

MDJM LTD

By:	/s/ Siping Xu
Name:	Siping Xu
Title:	Chief Executive Officer